May 15, 2025

Via Edgar Transmission

Alyssa Wall and Cara Wirth

Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

Washington, D.C. 20549

Re:	Thrive Capital Group Co., Ltd. Amendment No. 1 to Draft Registration Statement on Form F-1 Submitted April 9, 2025 CIK No. 0002058349

Dear SEC Officers:

On behalf of Thrive Capital Group Co., Ltd. (the “Company”), we have set forth below responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission contained in its letter dated May 2, 2025 with respect to the Draft Registration Statement on Form F-1, CIK No. 0002058349 (“F-1”), submitted on April 9, 2025 by the Company. For your convenience, the text of the Staff’s comments is set forth below in bold, followed in each case by the Company’s responses. Please note that all references to page numbers in the responses are references to the page numbers in revised Form F-1 (the “Revised F-1”), filed concurrently with the submission of this letter in response to the Staff’s comments.

For the Staff’s convenience, the Staff’s comment has been stated below in its entirety, with the Company’s response set out immediately underneath such comment.

Amendment No. 1 to Draft Registration Statement on Form F-1 Submitted April 9, 2025

Cover Page

1.	We note your revised disclosure in response to prior comment 3, as well as your disclosure on page 23 that you have paid dividends to your shareholders in the past. Please provide additional detail regarding these dividends, including quantifying the amounts. Please make similar disclosure in your section regarding cash transfers beginning on page 3. Alternatively, please confirm that payment of the dividends did not occur during the time period covered by the registration statement.

Response: In response to the Staff’s comment, the Company has removed the relevant disclosures indicating that the Company and/or its subsidiaries have paid dividends in the past on page 23 of the Revised F-1 to clarify that no dividends have been paid by Thrive Cayman, Zynergy BVI, Etoiles Consultancy and Etoiles Financial since their respective incorporation date up to the date of this reply letter.

Please contact the undersigned at (852) 3923-1188 if you have any questions with respect to the responses contained in this letter.

Sincerely,

/s/ Lawrence S. Venick
Lawrence S. Venick

Direct Dial: +852.3923.1188
Email: lvenick@loeb.com